SembCorp
Industries

RECEIVED

2007 NOV 27 A 10:57

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

14 November 2007

07028183

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Encs

dlw 11/27

C:jesstan/SgxnetAnn/SECltr

sembcorp

Co Regn No: 199802418D

UK ENERGY MINISTER OPENS SEMBCORP'S NEW WOODBURNING POWER STATION

- **Sembcorp a first mover in green energy**
- **The first Singapore company to own and operate a biomass power plant in the UK**

Singapore, November 12, 2007 – Sembcorp Industries (Sembcorp) marked a significant milestone today in its foray into green energy, with the official opening of a new biomass power plant in the UK. The plant will produce renewable energy using naturally sustainable wood for fuel.

UK Energy Minister Malcolm Wicks MP, who oversees energy policy in the UK including sustainability and the environment, presided over the opening ceremony for the £64 million (approximately S$193 million) Sembcorp Biomass Power Station at the Wilton International manufacturing site in Teesside in the Northeast of England.

The opening strengthens Sembcorp's position as a first mover in green energy, as it is the first Singapore company to own and operate a biomass power plant in the UK. The plant is itself also the UK's first large scale wood burning power station, and will use 300,000 tonnes of sustainable wood a year to generate 30 MW of electricity – enough to power 30,000 households. It is also the UK's first totally wood-burning power plant.

Sembcorp Biomass Power Station will save an estimated 200,000 tonnes of carbon dioxide emissions a year compared with a conventional power station – the equivalent in greenhouse gas reduction terms of taking 67,000 cars off the road. The plant's operations will also be classed as carbon neutral and will hence avail Sembcorp of unused carbon allowances to trade as carbon credits.

In addition to carbon credits, Sembcorp's biomass power plant is also set to generate a fresh stream of revenue for Sembcorp from the power sold, as well as from Renewable Obligation Certificates (ROC's) and Levy Exemption Certificates (LEC's).

The opening of the plant does not have a material impact on the earnings per share and net tangible assets per share of SembCorp Industries for the financial year ending December 31, 2007.

- E N D -

Analysts and media, please contact:

Kenice TAY (Ms)
Group Corporate Relations
DID: +65 6723 3076
Email: kenice.tay@sembcorp.com.sg

Aleve CO (Ms)
Group Corporate Relations
DID: +65 6723 3011
Email: aleve.co@sembcorp.com.sg

ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region.

Sembcorp has total assets of over S$8.5 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

END